NovaGold Resources Inc.
 Management’s Discussion & Analysis
For the year ended November 30, 2009

NovaGold Resources Inc.	1
Year ended November 30, 2009

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated February 10, 2010 and provides an analysis of NovaGold’s audited financial results for the fiscal year ended November 30, 2009 compared to the previous year. At February 10, 2010, the Company had 188,313,388 common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 30, 2009 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the CICA standards outlined in the new accounting pronouncements section below, effective for the Company’s first quarter commencing December 1, 2008. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “NG”. Additional information related to NovaGold is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Description of business

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a portfolio of gold and base metal properties, with 50% interests in Donlin Creek and Galore Creek, two of the world’s largest gold and copper-gold projects, respectively, 100% of the Rock Creek gold mine, 100% of the Ambler copper-zinc-gold-silver project and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources.

Corporate developments

Donlin Creek feasibility study
In April 2009, the Company announced the results of a feasibility study for the Donlin Creek project. Based on the feasibility study, the Donlin Creek mine has been designed as a year-round, open-pit operation with a mill throughput estimated at 53,500 tonnes per day and an anticipated mine life of 21 years, using the current 29.3 million ounce gold reserve base. During the first five full years, gold production is expected to average 1.6 million ounces annually at an average total cash cost of US$394/oz. Gold production for the first 12 full years is expected to average nearly 1.5 million ounces annually at an average total cash cost of US$444/oz. The Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices.

Galore Creek Partnership
On February 11, 2009, NovaGold and Teck Resources Limited (“Teck”) agreed to amend certain provisions of the Partnership Agreement relating to the Galore Creek project. The agreement confirms that NovaGold and Teck each continue to hold a 50% interest in the Galore Creek Partnership. Under the amended agreement, Teck will now fund 100% of Galore Creek costs until the total amount contributed by Teck after November 1, 2008, together with approximately $15.8 million previously contributed by Teck on optimization studies, equals $60 million. Teck’s remaining funding obligation, taking into account the amount 100% funded by Teck to date, is approximately $25 million, which is to be contributed by December 31, 2012. During the period of Teck’s sole funding, Teck will have a casting vote on the Galore Creek Partnership’s Management Committee with respect to the timing and nature of expenses to be funded. Once Teck has completed its financial earn-in, all further costs at Galore Creek will be funded by Teck and NovaGold in accordance with their respective Galore Creek Partnership interests and there will no longer be a casting vote for either party.

Sale and purchase of properties
In March 2009, the Company closed an agreement with Mantra Mining Inc. (“Mantra”), a related party having a director and a major shareholder in common, to sell to Mantra 100% of its interest in five properties in Alaska. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock with a fair value at the date of issuance of $1.6 million. In September 2009, Mantra changed its name to TintinaGold Resources Inc. (“TintinaGold”) and in October 2009 TintinaGold completed its plan of arrangement to spin out AsiaBaseMetals. At November 30, 2009, the Company held 3,125,000 shares in both companies with a combined fair value of $2.1 million.

2	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

Effective October 16, 2009, the Company sold its wholly-owned subsidiary, Murray Brook Resources Inc., to Murray Brook Minerals Inc. (“MBM”). The Company received $150,000 on the sale and MBM assumed all reclamation liabilities on the Murray Brook property. The Company also subscribed for $500,000 of MBM shares at a price of $0.35 per share in cash. MBM also has early-stage mineral properties in Switzerland.

On January 7, 2010, NovaGold and its wholly-owned subsidiary, Alaska Gold Company (“AGC”), purchased a 100% interest in the Ambler property in northern Alaska, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. NovaGold issued to the vendor 931,098 common shares valued at US$5 million, and agreed to make cash payments to the vendor of US$12 million each in January 2011 and January 2012. The vendor will retain a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10 million.

Private placements
On January 22, 2009, the Company completed the sale of 53,134,616 units (“Units”) for a purchase price of US$1.30 per Unit, for gross proceeds of US$69 million. Electrum Strategic Resources LLC (“Electrum”) purchased 46,153,847 Units and several institutional investors purchased 6,980,769 Units. On January 26, 2009, the Company completed the sale of an additional 4,557,692 Units to several institutional investors for gross proceeds of US$5,925,000. The total gross proceeds to NovaGold of these two unit financings was US$75 million. Each Unit consisted of one common share of NovaGold and one common share purchase warrant of NovaGold. Each warrant entitles the holder thereof to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 pm EST on January 21, 2013. Upon closing of the private placement, Electrum became NovaGold’s largest shareholder, owning approximately 28% of the issued and outstanding common shares of the Company. Electrum also holds NovaGold warrants which, if exercised, would increase its holdings a further 14% if no other shares were issued.

Electrum has the right, for four years, to participate pro-rata (on a fully diluted basis) in any future offering by NovaGold of equity securities or any securities which are exercisable, exchangeable or convertible into equity securities so long as Electrum and its affiliates own more than 15,000,000 common shares of NovaGold. This right of participation is subject to certain exceptions including exceptions relating to a grant or exercise of options issued under the Company’s stock option plan, issuances of common shares on the exercise of outstanding warrants and convertible securities, issuance of securities in connection with a strategic acquisition or transaction by NovaGold, the primary purpose of which is not to raise equity, and the issuance of securities in connection with an investment by, or partnership or joint venture with, one or more strategic investors. Any exercise of such rights will be subject to applicable TSX and NYSE Amex rules. NovaGold has also entered into registration rights agreements with Electrum under which Electrum may require NovaGold to qualify certain common shares for distribution in Canada and/or the United States. NovaGold has provided Electrum with the right to designate an observer at all meetings of the Board of Directors of NovaGold and any committee thereof so long as Electrum and its affiliates hold not less than 15% of the Company’s common shares.

Credit facility and bridge loan
On September 26, 2008, the Company obtained a secured bridge loan (“Loan”) in the amount of US$20 million from Auramet Trading, LLC (“Auramet”). The Loan was originally set to mature on December 29, 2008 and was to bear interest at a rate of 12% per annum. Auramet had the right to convert the principal amount of the Loan into common shares of NovaGold at a price of $12.00 per common share. NovaGold also issued to Auramet warrants to purchase 750,000 common shares of NovaGold at an exercise price of $7.18 per share at any time before September 25, 2010. As security for the Loan, NovaGold granted to Auramet a security interest in the Rock Creek mine, a pledge of securities in certain material subsidiaries and guarantees. On December 19, 2008, the Company announced that it had entered into an agreement with Auramet to extend the maturity date to March 13, 2009 on any portion of the Loan not paid back by December 29, 2008. As part of this agreement, the conversion price of the outstanding balance of the Loan was reduced to $1.53 per share, the exercise price of the 750,000 warrants issued on September 26, 2008 was re-priced to $1.53 per share and the Company issued an additional 1,000,000 common share purchase warrants to Auramet at an exercise price of $1.53 per share expiring on December 29, 2010. The interest rate on the principal amount that remained outstanding increased from 12% per annum to 15% per annum. Auramet was paid an extension fee equal to 6% of the portion of the facility not paid on or before the December 29, 2008 maturity date. In addition, NovaGold retained the right to prepay the facility, in whole or in part, in minimum increments of US$1,000,000 at any time on 10 days prior notice without a penalty or premium. The other terms and conditions of the Loan remained unchanged.

On January 8, 2009, Auramet converted approximately US$6.3 million of the Loan into 5,000,000 common shares of NovaGold, reducing the Loan balance to approximately US$13.7 million. On January 20, 2009, Auramet converted an additional US$6.3 million of the Loan into 5,000,000 common shares of NovaGold and on January 21, 2009, converted the remaining approximately US$7.3 million of the Loan into 5,762,565 common shares of NovaGold, reducing the outstanding principal amount of the Loan to nil. In 2009, Auramet exercised all of its 1,750,000 warrants at an exercise price of $1.53 per share for proceeds of $2.7 million.

NovaGold Resources Inc.	3
Year ended November 30, 2009

Management’s Discussion and Analysis

Sale of marketable securities
On January 8, 2009, the Company completed the sale of its holdings in Alexco Resource Corp. (“Alexco”) for an average net sale price of approximately $0.60 per share and net proceeds of $3.8 million.

Litigation
NovaGold, certain of its officers and directors and the Galore Creek Mining Corporation are named as defendants in securities class action lawsuits concerning the Company’s statements regarding the Galore Creek project. NovaGold and AGC are also the subject of a lawsuit arising out of an accident at the Rock Creek mine in 2007 where two contractors were killed. See “Legal proceedings”.

Property review

Donlin Creek

Donlin Creek is one of the world’s largest known undeveloped gold deposits, with a feasibility study completed and pre-permitting activities underway to construct a mine estimated to produce more than one million ounces of gold annually for more than 20 years. Donlin Creek is operated by the Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc. (“Barrick”), a subsidiary of Barrick Gold Corporation. Located in Alaska, the 27,000 acre property hosts a gold deposit currently estimated at 29.3 million ounces of proven and probable reserves averaging 2.4 grams per tonne (g/t) gold, 6.0 million ounces of measured and indicated resources and an additional 4.0 million ounces of inferred resources. Life-of-mine production is estimated at an average of 1.25 million ounces of gold annually, for total recovered gold of 26.2 million ounces. These production levels would make Donlin Creek one of the world’s largest gold-producing mines. The Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices. Additional exploration potential remains in the Donlin Creek district.

During 2009, expenditures at the Donlin Creek project totaled approximately US$25.3 million, with 50% contributed by NovaGold. Work focused on geotechnical drilling for the location of mine facilities, environmental baseline data collection, pre-permitting community advisory meetings and various optimization studies. For 2010, the Donlin Creek LLC has approved a budget of approximately US$28 million, with 50% contributed by NovaGold, which will focus on completing optimization studies, including the potential to bring a source of natural gas to the project. NovaGold expects that these studies will be completed by mid-2010, at which point the Donlin Creek LLC will either file permit applications for the original project design or, upon unanimous Donlin Creek LLC board approval, approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck each own a 50% interest. The project is managed by the Galore Creek Mining Corporation (“GCMC”), owned equally by NovaGold and Teck. The 321,800 acre property holds a large and high-grade undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources of 4.0 billion pounds of copper, 4.9 million ounces of gold and 80 million ounces of silver. Construction was initiated in June 2007 and suspended in November 2007 in light of new studies indicating the possibility of increased capital costs and a longer construction schedule than originally anticipated. Optimization studies completed in 2008 and 2009 identified a number of modified approaches to the project that show the potential for expansion of project throughput, a shorter construction schedule and relocation of the process facilities along the project access road to allow for easier construction and future expansion.

4	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

Work at the project in 2009 focused primarily on roadwork, establishing a road to Km 48 of the proposed 90-Km road. Given the continued strength of the copper market, GCMC is considering a more aggressive program in 2010 to advance the project toward a construction decision. NovaGold plans to release the results of an updated mine plan in Q2-2010 that will use higher copper and gold prices than previous studies and an optimized project design. In addition, GCMC expects to prepare a pre-feasibility study to provide updated capital and operating cost estimates with completion targeted for the first half of 2011. In addition, the Canadian Federal Government recently announced plans to support construction of the 287 kV Northwest Transmission Line (“NTL”) in northwestern British Columbia. If advanced, the NTL will bring a source of stable, renewable power to the region, which would be good for local communities and also for the many mining and renewable energy projects in the area, including Galore Creek.

During 2009, expenditures at the Galore Creek project totaled approximately $13.6 million and the project received $7.5 million from the sale of equipment. Under the terms of the Galore Creek Partnership agreement, Teck is funding all costs for the project until it completes its earn-in obligations, and NovaGold expects to have no near-term funding obligations for the Galore Creek project. At November 30, 2009, the Galore Creek Partnership had cash of $4.7 million and Teck had approximately $25 million remaining in project contributions to earn its 50% interest in the project. Certain road construction equipment and facilities are being recovered and sold as the road progresses. The proceeds from the sales directly fund the project’s activities and do not reduce Teck’s required contributions.

Rock Creek

NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is 90% constructed and designed to produce approximately 100,000 ounces of gold annually, based on the existing 0.5 million ounces of probable gold reserves, 1.9 million ounces of measured and indicated resources and 0.3 million ounces of inferred resources at the three properties. Construction on the Rock Creek mine commenced in the summer of 2006, but was suspended in November 2008 as a result of operating and market conditions and the Company’s inability to arrange bank financing at the time. The Company is completing a detailed review process to evaluate start-up requirements for the Rock Creek project, but does not currently plan to initiate start-up activities in 2010.

On July 2, 2009, AGC received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, AGC entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As a part of the COBC, AGC will treat, inject and apply water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam. If AGC does not comply with the requirements of the COBC, ADEC may assess financial penalties; however, no financial penalties have been assessed at this time. On August 5, 2009, AGC received a Compliance Order from the U.S. Environmental Protection Agency (“EPA”) containing a Clean Water Act § 308 Information Request. The Information Request directed AGC to submit an updated Stormwater Pollution Prevention Plan to EPA and ADEC to stabilize storm water diversion structures at the mine and to provide other information regarding construction of these features. On August 11, 2009, AGC responded to the Information Request in writing, and requested clarification of the request. On October 15, 2009, AGC provided detailed responses to the request. Through conversations with EPA regarding this request, AGC has agreed to update its existing Storm Water Pollution Prevention Plan to include additional details regarding the timing of construction of storm water measures.

On December 31, 2009, AGC received a renewed Certificate of Approval to Operate a Dam (“COA”) from the Alaska Department of Natural Resources (“ADNR”). The COA authorizes AGC’s continued operation of the mine’s tailings storage facility dam. The current term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including, similar to the COBC, the requirement to treat, inject and apply water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam. The renewed COA also requires that AGC notify ADNR of AGC’s preliminary, future intentions concerning the mine site by November 1, 2010. The COA terminated an NOV that had been issued in December 2008.

During 2009, expenditures at the Rock Creek project totaled approximately $27.7 million. NovaGold worked diligently in 2009 to improve the project’s water management structures and action plan to ensure the project remains in compliance with all environmental regulations during the spring freshet, with the objective that the project have no reportable environmental incidents in 2010.

Ambler

On January 7, 2010, NovaGold purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. Ambler is an exploration-stage property located in Alaska comprising 90,614 acres of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. A resource estimate for the Arctic deposit totals indicated resources of 2.2 billion pounds of zinc, 1.5 billion pounds of copper, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 1.3 billion pounds of zinc, 937 million pounds of copper, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead.

NovaGold Resources Inc.	5
Year ended November 30, 2009

Management’s Discussion and Analysis

During 2010, NovaGold will continue its community engagement programs at Ambler and has appointed a project team to plan exploration activities, advance environmental baseline studies and conduct engineering and technical studies at the Ambler project, with the goal of gaining a better understanding of the true size and potential of the district as well as the continuity and mineability of the other deposits in the Ambler VMS belt.

Other properties

NovaGold holds a portfolio of earlier-stage exploration projects that have not advanced to the resource definition stage. The Company also earns $1 to $3 million annually from the sale of sand, gravel and land and royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of operations

	in thousands of Canadian dollars,
	except for per share amounts
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Project care and maintenance (Galore Creek)	14,072	13,421
Project care and maintenance (Rock Creek)	25,489	-
Exploration expense	17,916	49,593
Foreign exchange loss (gain)	(15,160)	28,699
General and administrative expenses	4,294	4,389
Interest and accretion	18,470	5,821
Asset impairment	-	160,883
Suspension cost recovery	(648)	(36,097)
Gain on disposal of investment	(125)	(47,271)
Loss for the year after taxes	73,364	194,972
Basic and diluted loss per share	0.42	1.84

For the year ended November 30, 2009, the Company reported a loss of $73.4 million (or $0.42 basic and diluted loss per share) compared to a loss of $195.0 million (or $1.84 basic and diluted loss per share) for the previous year.

In 2008, the Company incurred an asset impairment charge of $160.9 million, made gains on disposal of investments totaling $47.3 million and had a project suspension cost recovery of $36.1 million, with no material comparable amounts in 2009.

Other important variances are as follows: (a) the Company’s project care and maintenance charges in 2009 were $39.6 million compared to $13.4 million in 2008, due primarily to having both Rock Creek and Galore Creek on care and maintenance in 2009, with just Galore Creek in 2008; (b) interest and accretion expenses for the promissory note, convertible debt and bridge loan in 2009 were $18.5 million compared with $5.8 million in 2008; (c) exploration costs were reduced to $17.9 million in 2009 from $49.6 million in 2008, reflecting reduced activity at Galore Creek and Rock Creek; and (d) a $15.2 million foreign exchange gain occurred during 2009, compared to a loss of $28.7 million in 2008, due primarily to the effect on the Company’s U.S. dollar-denominated liabilities of the strengthening of the Canadian dollar against the U.S. dollar.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $1.2 million during 2009 compared with $2.2 million in 2008 due to decreased land sales in Nome, Alaska. Interest income decreased to $0.4 million in 2009 from $2.2 million in 2008 as the result of lower interest rates.

Expenses for the year ended November 30, 2009 were $85.8 million compared to $114.0 million in 2008. The decrease is primarily due to the following:

  Lower exploration expenditures of $17.9 million (mainly related to Donlin Creek) compared to $49.6 million in 2008 ($16.3 million Galore Creek, $25.3 million Donlin Creek and $8.0 million Rock Creek).
  The Canadian dollar strengthened against the U.S. dollar during the year ended November 30, 2009, resulting in substantial foreign exchange gain of $15.2 million compared to $28.7 million of foreign exchange loss in 2008.
  An increase in project care and maintenance activities in 2009 compared to 2008, as the Company had two projects on care and maintenance compared with one project in 2008. This resulted in $39.6 million of care and maintenance in 2009 compared to $13.4 million in 2008.
6	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

In 2009, the Company completed the sale of 100% of its interest in five Alaskan base-metal exploration-stage properties totaling approximately 397,680 acres of Alaska State mining claims, resulting in a $1.6 million gain on disposal. Also during the year, the disposal of equipment by the Galore Creek Partnership for net proceeds of $7.5 million resulted in a loss of $9.7 million. In 2008, the Company incurred an asset impairment charge of $160.9 million with no comparable amount in 2009.

Fourth quarter results

During the fourth quarter of 2009, the Company recognized a $3.8 million foreign exchange gain due to the strengthening of the Canadian dollar against the U.S. dollar. The Company incurred $15.5 million in care and maintenance ($11.6 million in Rock Creek and $3.9 million in Galore Creek). The Galore Creek project disposed of some its equipment during the fourth quarter, resulting in a $9.1 million loss.

Selected financial data

The following annual and quarterly information is prepared in accordance with Canadian GAAP.

Annual information

Fiscal years ended November 30, 2009, 2008 and 2007:

		in thousands of Canadian dollars,
		except per share amounts
	2009	2008	2007
	$	$	$
Net revenues	1,344	4,270	6,911
Expenses and other items	(85,142)	(77,896)	(184,102)
Loss for the year	(73,364)	(194,972)	(109,043)
Loss per share – basic and diluted	(0.42)	(1.84)	(1.10)
Total assets	781,253	777,185	895,685
Total long-term financial liabilities	(142,212)	(180,671)	(139,131)

Quarterly information

Fiscal quarters prior to the quarter ended November 30, 2008, have all been restated to conform to the change in accounting policy and the future income tax impact.

						in thousands of Canadian dollars,
						except per share amounts
	11/30/09	8/31/09	5/31/09	2/28/09	11/30/08	8/31/08	5/31/08	2/29/08
	$	$	$	$	$	$	$	$
Net revenues	296	261	365	422	856	1,427	275	1,712
Earnings (loss) for the quarter	(21,999)	(18,113)	(4,769)	(28,483)	8)	818	(23,185)	24,163
Earnings (loss) per share – basic	(0.09)	(0.10)	(0.03)	(0.20)	(1.83)	0.01	(0.22)	0.23
Earnings (loss) per share – diluted	(0.09)	(0.10)	(0.03)	(0.20)	(1.83)	0.01	(0.22)	0.22

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, disposal of assets or investments, and events such as the suspension of construction activities at the Galore Creek project or the suspension of operations at the Rock Creek project and subsequent activities related thereto. During the last quarter of fiscal 2007, the Company suspended construction at the Galore Creek project recording an estimated suspension cost of $46.6 million net of non-controlling interest, of which net $15.2 million was recovered during the quarter ended February 29, 2008 as a result of GCMC’s purchase of contractors’ equipment remaining at the construction site. During the quarter ended August 31, 2008, the Company recorded a $33.5 million gain on the sale of its NovaGreenPower subsidiary to AltaGas Ltd. During the last quarter of fiscal 2008, the Company recorded an impairment loss on the Rock Creek project of $160.9 million. During the quarter ended February 28, 2009, the Company incurred a total of $16.8 million in interest and accretion and care and maintenance. During the quarter ended May 31, 2009, the Company had a foreign exchange gain of $16.1 million. During the quarter ended August 31, 2009, the Company incurred a total of $12.0 million in interest and accretion and care and maintenance. During the last quarter of fiscal 2009, the Company incurred a $9.1 million loss on disposal of property, plant and equipment and incurred a total of $18.1 million in interest and accretion and care and maintenance. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

NovaGold Resources Inc.	7
Year ended November 30, 2009

Management’s Discussion and Analysis

Liquidity and capital resources

At November 30, 2009, the Company had $38.2 million in cash and cash equivalents, of which $4.7 million was held by GCMC for the Galore Creek project. The Company expended $60.5 million on operating activities during the year ended November 30, 2009, compared with expenditures of $119.4 million on operating activities for the same period in 2008.

During the year, the Company generated $117.4 million in cash flows from financing activities compared with $198.0 million in 2008. In January 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable into one share of the Company at a price of US$1.50 prior to the fourth anniversary of the closing date. Warrants and options were exercised during 2009 for net proceeds of $9.1 million, and Galore Creek costs totaling $14.4 million were funded by Teck.

During the year, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable into one share of the Company at a price of US$1.50 on or before January 21, 2013. In addition, the Company’s US$20 million bridge loan was converted into 15,762,565 shares at a rate of $1.53 per share, and 1,750,000 warrants at $1.53 per share were exercised for net proceeds of $2.7 million.

During the year, the Company expended $31.0 million on investing activities compared with $164.4 million in 2008. A total of $27.7 million was paid out, mainly on Rock Creek related payables outstanding at the 2008 year end. The Company funded $12.0 million for its share of exploration costs at the Donlin Creek project. The Company also sold its holdings in Alexco for net proceeds of $3.8 million.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

Contractual obligated cash flow requirements, excluding operating leases, as at November 30, 2009 are as follows.

					in thousands of Canadian dollars,
					unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	13,132	13,132	-	-	-	-	-
Capital leases	1,796	709	751	336	-	-	-
Asset retirement obligations	21,590	860	-	-	-	-	20,730
Convertible notes – interest (a)	US$28,302	US$5,225	US$5,225	US$5,225	US$5,225	US$5,225	US$2,177
Convertible notes – holders option (a)	US$95,000	-	-	-	US$95,000	-	-

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

At November 30, 2009, the Company’s aggregate commitments for operating leases totaled $5.4 million. These operating leases include the Company’s leased head office location and certain office equipment leases ranging from one to ten years. The Company also had purchase commitments outstanding at November 30, 2009 in the amount of US$1.4 million related to the operation of the Rock Creek mine.

8	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

The future minimum payments under operating leases at November 30, 2009 are approximately as follows.

in thousands of Canadian dollars
Operating leases
$
2010	787
2011	828
2012	629
2013	571
2014	580
Thereafter	2,021
Total	5,416

The Company’s cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest possible investment ratings and that can be easily liquidated with terms of 90 days or less.

Share capital

	Number of shares	Weighted average
	(in thousands)	exercise/conversion price
Issued and outstanding (a)	187,142	-
Options (b)	13,069	$5.62
Performance share units (c)	630	$4.89
Warrants	53,810	US$1.50
Convertible notes (d)	8,953	US$10.61
Fully diluted	263,604

(a)	As at February 10, 2010, the Company had 188,313,388 common shares issued and outstanding.

(b)

As at November 30, 2009, the number of unoptioned shares available for granting stock options under the Company’s 2004 Stock Option Plan was 5.6 million shares (November 30, 2008: 2.4 million shares). During the fiscal year ended November 30, 2009, the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise. Subsequent to the year end, the Company granted 1,207,100 stock options at an exercise price of $6.40 per share to its employees and directors.

(c)

On May 29, 2009, the Company granted 524,550 performance share units (“PSUs”) to employees and consultants. Each PSU entitles the participant to receive one common share of the Company at the end of a one- year period if certain performance and vesting criteria have been met. The performance and vesting criteria are based on the Company’s share performance relative to a representative group of other mining companies and the TSX index. At November 30, 2009, 504,050 PSUs remained outstanding and, based upon the Company’s actual performance in 2009, a multiplier of 125% has been determined resulting in a total grant of 630,062 shares vesting on May 31, 2010. Subsequent to year end, the Company granted an additional 169,800 PSUs to its employees.

(d)

In March 2008, the Company issued US$95 million in unsecured senior convertible notes. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares.

(e)

To facilitate the Company’s ability to complete financings over coming years, the Company completed filed a 25- month universal shelf prospectus in December 2009 that is intended to expedite the regulatory review associated with certain debt, convertible or equity financing.

Outlook

At November 30, 2009, the Company had cash and cash equivalents of $38.2 million and working capital of $26.6 million. At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $19.2 million.

NovaGold Resources Inc.	9
Year ended November 30, 2009

Management’s Discussion and Analysis

The Company’s material projects are Donlin Creek and Galore Creek. The Company’s share of the Donlin Creek 2010 budget is approximately US$14 million, part of which will be incurred for permitting activities at the project. The budget for care and maintenance and optimization studies at the Galore Creek project for 2010 is $8 million; however, under the revised partnership agreement Teck is funding 100% of these costs and NovaGold is not required to fund its share of project costs until Teck has completed its financial earn-in at the project. The Rock Creek project is in care and maintenance with a 2010 budget of approximately US$17 million. The Company has budgeted US$1.5 million for environmental and engineering studies at its Ambler project.

Based on anticipated but not committed expenditures on its projects, the Company will require financing within 12 months to meet its expected ongoing requirements, which include funding for work at Donlin Creek, general and administrative expenses, and care and maintenance expenditures at Rock Creek. Under the terms of the revised partnership agreement with Teck, the Company has no near-term funding obligations at Galore Creek. The Company also expects to require significant financing in future years to meet its share of development costs on the Donlin Creek and Galore Creek projects. The Company intends to fund its plan of operations from working capital and the proceeds of financings. Future financings are expected to be obtained through joint ventures, debt financing, convertible debt, exercise of warrants and options, equity financing, production-sharing arrangements or other means. However, there is no assurance that these initiatives will be successful.

Related party transactions

In March 2009, the Company closed an agreement with Mantra, a related party having a director and a major shareholder in common, to sell to Mantra 100% of its interest in five properties in Alaska totaling approximately 397,680 acres of Alaska State mining claims. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock worth $1.6 million at deal closing. In September 2009, Mantra changed its name to TintinaGold and in October 2009, TintinaGold completed its plan of arrangement to spin out AsiaBaseMetals. At November 30, 2009, the Company held 3,125,000 shares in both companies with a combined fair value of $2.1 million.

During the year ended November 30, 2009, the Company provided exploration and management services totaling $0.1 million (2008: $0.5 million) to Alexco, a related party having two common directors; exploration and management services totaling $0.05 million (2008: nil) to TintinaGold; and exploration and management services totaling US$0.8 million (2008: $0.07 million) to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At November 30, 2009, the Company had $0.3 million receivable from related parties.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At November 30, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars.

	in thousands of U.S. dollars
	November 30, 2009	November 30, 2008
	US$	US$
Cash and cash equivalents	9,937	723
Accounts receivables	376	1,159
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(8,089)	(21,972)
Amounts payable to Barrick – long term	(58,300)	(55,403)
Bridge loan	-	(18,954)
Convertible notes	(55,469)	(51,822)

10	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

Based on the above net exposures, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $10.5 million in the Company’s net earnings before tax.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 11 to the consolidated financial statements. Accounts payable and accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

Contractual obligated cash flow requirements as at November 30, 2009 are as follows.

	in thousands of Canadian dollars,
	unless otherwise specified
	Total	< 1 year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable	13,132	13,132	-	-	-	-	-
Operating leases	5,416	787	828	629	571	580	2,021
Capital leases	1,796	709	751	336	-	-	-
Asset retirement obligations	21,590	860	-	-	-	-	20,730
Convertible notes – interest	US$28,302	US$5,225	US$5,225	US$5,225	US$5,225	US$5,225	US$2,177
Convertible notes – holders option	US$95,000	-	-	-	US$95,000	-	-
Promissory note	US$51,600	-	-	-	-	-	US$51,600

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the bridge loan, Notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note at November 30, 2009, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

NovaGold Resources Inc.	11
Year ended November 30, 2009

Management’s Discussion and Analysis

New accounting pronouncements

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2009, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective December 1, 2008.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the fiscal year commencing December 1, 2010.

The Company has commenced the process to transition from current Canadian GAAP to IFRS. The transition process consists of three primary phases: scoping and diagnostic phase; impact analysis, evaluation and design phase; and implementation and review phase.

  Scoping and diagnostic phase – A preliminary diagnostic review was completed by an external consultant which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted. The areas with the highest potential impact were identified to include the basis of consolidation, related party transactions, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

  Analysis, quantification and evaluation phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time.

  Implementation and review phase – This phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The various accounting policy choices available are being assessed and those determined to be most appropriate in our circumstances will be implemented.

The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the financial statements will only be determined once all applicable standards at the conversion date are known.

Inventories

In March 2007, CICA issued the new Handbook Section 3031, “Inventories”, which replaces Section 3030, “Inventories”. The new Section indicates that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method, and requires the reversal of a previous write-down when the value of inventories increases. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

12	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

Credit risk and fair value of financial assets and liabilities

In January 2009, CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. On December 1, 2008, the Company adopted EIC-173, with no impact on its consolidated financial statements.

Mining exploration costs

In March 2009, CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the capitalization and impairment review of exploration costs. On December 1, 2008, the Company adopted EIC-174, with no impact on its consolidated financial statements.

Financial Instruments – Disclosures

During 2009, CICA Handbook Section 3862, “Financial Instruments – Disclosures” was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

Future Canadian pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently evaluating these new standards to determine the potential impact on its consolidated financial statements.

New accounting policies

The Company granted PSUs to employees and consultants on May 29, 2009. Each PSU entitles the participant to receive one common share of the Company at the end of a one-year period if certain performance and vesting criteria have been met. The performance and vesting criteria are based on the Company’s share performance relative to a representative group of other mining companies and the TSX index. The number of units that will ultimately vest will be in the range of 0% to 150% of the original grant. The fair value of the PSUs is measured at the grant date relative to the market value of the Company’s common shares and is recognized in earnings over the related service period.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

During the year ended November 30, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and now expenses exploration expenditures when incurred. See “Changes in accounting policies” or note 2 of the consolidated financial statements for the year ended November 30, 2008 for a description and the effects of the change.

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The Rock Creek project was impaired at the year ended November 30, 2008 and an impairment loss was proportionately allocated to mineral properties and development costs. The recoverability of the amounts recorded on the Rock Creek project was assessed at November 30, 2009 and no further impairment was required.

NovaGold Resources Inc.	13
Year ended November 30, 2009

Management’s Discussion and Analysis

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Intangible assets

The Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, the Company assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold site, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

Financial instruments

The Company classifies its financial assets as held-for-trading, available-for-sale or loans and receivables. Financial liabilities are classified as either held-for-trading or loans and receivables.

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available or, where not available, inputs generated by the Company. Changes in fair value of held-for-trading financial instruments are recorded in net earnings.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

14	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2009.

				in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	38,180	-	38,180	38,180
Accounts and prepaid receivable	942	-	-	-	942	942
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	2,937	-	-	2,937	2,937
Reclamation deposits	-	-	13,326	-	13,326	13,326
Long-term accounts receivable	130	-	-	-	130	130
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	13,132	13,132	13,132
Promissory note (b)	-	-	-	61,532	61,532	61,532
Convertible debt	-	-	-	58,553	58,553	82,082

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2008.

				in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	12,224	-	12,224	12,224
Accounts and prepaid receivable	2,305	-	-	-	2,305	2,305
Investments
At fair value	-	255	-	-	255	255
Reclamation deposits	-	-	14,585	-	14,585	14,585
Long-term accounts receivable	556	-	-	-	556	556
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	35,930	35,930	35,930
Bridge loan	-	-	-	23,446	23,446	24,740
Promissory note (b)	-	-	-	68,523	68,523	68,523
Convertible debt	-	-	-	63,573	63,573	53,191

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.
(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.

Disclosure controls and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at November 30, 2009. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the U.S. Exchange Act and [NTD CA definition or reference per Chris Barry]. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at November 30, 2009, our internal control over financial reporting was effective.

NovaGold Resources Inc.	15
Year ended November 30, 2009

Management’s Discussion and Analysis

The effectiveness of our internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Risk factors

Ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

There can be no assurance that the Company will commence production at any of its mineral properties, generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated reserves at its Rock Creek and Donlin Creek projects and none of its properties are currently under development. The future development of any properties found to be economically feasible will require obtaining permits, financing and construction. The Company is subject to all the risks associated with establishing new mining operations. In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. There is also no assurance that if further mineralization is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Environmental laws and regulations

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its reserve and resource estimates.

16	NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Discussion and Analysis

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Legal proceedings

On December 22, 2008, the Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial. On June 5, 2009, the court granted the defendants’ motion to dismiss in part, dismissing all of the plaintiff’s claims under the Securities Act of 1933 concerning the registration statement, dismissing all claims against Galore Creek Mining Corporation, and dismissing certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934. The Company disputes the claims that remain and intends to contest the action vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an unfavorable outcome of this litigation may have a material adverse impact on the Company’s financial condition.

On October 14, 2009, NovaGold and certain of its directors and officers together with Hatch Ltd., the engineering firm that completed the October 2006 Galore Creek feasibility study, were named as defendants in a purported class action lawsuit commenced by a Notice of Action filed in the Ontario Superior Court of Justice in Canada (the “Ontario Action”). The Notice of Action alleges, among other things, that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project. On December 29, 2009, the Ontario Action was amended by a Fresh Statement of Claim that made additional allegations and extended the time for the alleged class period back to October 25, 2005. The total amount of damages sought remains at $100 million, which is unchanged from the October Notice of Action referred to above. On October 28, 2009, the same parties were named as defendants in a class action lawsuit commenced in the Supreme Court of British Columbia (the “BC Action”). The Statement of Claim in the BC Action also alleges that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project. The BC Action is seeking special, general and punitive damages. The Company disputes these claims and believes that it has substantial and meritorious legal and factual defenses, which it intends to pursue vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an unfavorable outcome of this litigation may have a material adverse impact on the Company’s financial condition.

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, AGC and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek mine. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC dispute these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold.

NovaGold Resources Inc.	17
Year ended November 30, 2009

Management’s Discussion and Analysis

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; ability to commence, or in the case of Rock Creek, recommence start-up; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market price of precious and base metals; possible outcome or merits of litigation; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of Barrick and Teck to advance the Donlin Creek and Galore Creek project, respectively; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; uncertainties involved in the Company’s outstanding securities litigation, including the possibility of appeal, the possible discovery of new evidence or acceptance of new legal theories and the difficulty of predicting the decision of judges and juries and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, to be filed shortly with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F to be filed shortly with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this Management’s Discussion and Analysis and in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

18	NovaGold Resources Inc.
Year ended November 30, 2009

Appendix - Reserve & Resource Table

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb
As at December 22, 2009

Reserves

			In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Property	Reserve	Tonnes	Au	Ag	Cu	Zn	Pb	Au	Ag	Cu	Zn	Pb	Au	Ag	AuEq	Cu	Zn	Pb
% Ownership	Category	Millions	g/t	g/t	%	%	%	Moz	Moz	Mlbs	Mlbs	Mlbs	Moz	Moz	Moz	Mlbs	Mlbs	Mlbs

Donlin Creek (1) approximately 0.87 g/t Au Cutoff	Proven	8.4	2.59					0.70					0.35		0.35
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	375.4	2.37					28.57					14.29		14.29
	Total P&P	383.8	2.37					29.27					14.64		14.64

Rock Creek (2) 0.6 g/t Au Cutoff	Proven
100% Ownership	Probable	7.8	1.30					0.32					0.32		0.32

Big Hurrah (2) 1.33 g/t Au Cutoff	Proven
100% Ownership	Probable	1.2	4.82					0.19					0.19		0.19

Total Proven Reserves		8.4	2.59					0.70					0.35		0.35
Total Probable Reserves		384.4	2.35					29.08					14.80		14.80
Total Proven and Probable Reserves		392.8	2.36					29.78					15.15		15.15

Resources (exclusive of Reserves)

			In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Property	Resource	Tonnes	Au	Ag	Cu	Zn	Pb	Au	Ag	Cu	Zn	Pb	Au	Ag	AuEq	Cu	Zn	Pb
% Ownership	Category	Millions	g/t	g/t	%	%	%	Moz	Moz	Mlbs	Mlbs	Mlbs	Moz	Moz	Moz	Mlbs	Mlbs	Mlbs

Donlin Creek (3)(4) approximately 0.87 g/t Au Cutoff	Measured	1.2	2.19					0.08					0.04		0.04
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	93.4	1.97					5.92					2.96		2.96
	Total M&I	94.6	1.97					6.01					3.00		3.00

	Inferred	54.5	2.29					4.02					2.01		2.01

Galore Creek (3)(5) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.7	54			0.03	0.3	0.04	27
50% Ownership - 50% Owned By Teck Cominco Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.4	8,872			3.61	61.2	4.64	4,436
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.1	8,926			3.64	61.5	4.68	4,463

	Inferred	357.7	0.18	3.69	0.36			2.06	42.5	2,858			1.03	21.2	1.39	1,429

Copper Canyon (3)(6) 0.35% CuEq Cutoff	Inferred	164.8	0.54	7.15	0.35			2.86	37.9	1,160			1.72	22.7	2.10	696
60% Ownership - NovaGold interest held in trust for
the Galore Creek Partnership	Total Inferred	522.5	0.29	4.79	0.35			4.92	80.4	4,018			2.74	44.0	3.49	2,125

Rock Creek (3)(7) 0.6 g/t Au Cutoff	Measured
100% Ownership	Indicated	7.7	1.21					0.29					0.29		0.29
	Total M&I	7.7	1.21					0.29					0.29		0.29

	Inferred	0.6	1.09					0.02					0.02		0.02

Big Hurrah (3)(8) 1.0 g/t Au Cutoff	Measured
100% Ownership	Indicated	0.9	2.68					0.08					0.08		0.08
	Total M&I	0.9	2.68					0.08					0.08		0.08

	Inferred	0.2	2.97					0.02					0.02		0.02

Ambler (3)(9) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.3	1,538	2,237	350	0.45	32.3	0.99	1,538	2,237	350
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.3	1,538	2,237	350	0.45	32.3	0.99	1,538	2,237	350

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.6	937	1,313	210	0.26	18.6	0.57	937	1,313	210

		m3
		Millions	g/m3
Nome Gold (3)(10) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32					0.80					0.80		0.80
100% Ownership	Indicated	83.8	0.28					0.76					0.76		0.76
	Total M&I	162.9	0.30					1.56					1.56		1.56

	Inferred	30.6	0.27					0.25					0.25		0.25

Total Proven & Probable Reserves Contained Metal	29.78					15.15		15.15
Total Measured & Indicated Contained Metal (exclusive of Reserves)	15.66	155.4	10,465	2,237	350	9.02	93.8	10.61	6,001	2,237	350
Total Inferred Contained Metal	9.49	99.0	4,955	1,313	210	5.31	62.6	6.36	3,062	1,313	210

Notes:

1.

These reserve and resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

2.	See numbered footnotes below on reserve and resource information. Reserves and resources shown in the right-hand columns are reported as net values to NovaGold.
3.	AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver / (US$650 Au / US$11 Ag).
4.	Sums may not agree due to rounding.

Reserve and Resource Footnotes:

(1)

The basis for the cut-off grade was an assumed gold price of US$725/oz. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(2)	The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Notes – Reserve and Resource Estimates”.

(4)	A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$850/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(5)	The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in U.S. dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(6)	The copper equivalent (CuEq) calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. CuEq calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu - 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%. The resource estimate for Copper Canyon is based on the technical report titled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(7)	The basis for the cut-off grade was an assumed gold price of US$950/oz. The resource estimate for Rock Creek was completed by Kevin Francis, P.Geo., a qualified person as defined by NI 43-101 and an employee of the Company. This resource estimate was disclosed in a NovaGold press release dated April 15, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(8)	The basis for the cut-off grade was an assumed gold price of US$500/oz. The resource estimate for Big Hurrah is based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(9)	US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated February 12, 2008 with an effective date of January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(10)	Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.